UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-40802

Zapp Electric Vehicles, Inc.

(formerly known as CIIG Capital Partners II, Inc.)

(Exact name of registrant as specified in its charter)

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

+66 2654 3550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant

Class A Common Stock, par value $0.0001 per share of CIIG Capital Partners II, Inc.

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 of CIIG Capital Partners II, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On April 28, 2023, upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of November 22, 2022, by and among CIIG Capital Partners II, Inc., a Delaware corporation (“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales, Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Pubco”) and Zapp Electric Vehicles, Inc., a Delaware corporation, CIIG II became a wholly-owned subsidiary of Pubco and changed its name to Zapp Electric Vehicles, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Zapp Electric Vehicles, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Zapp Electric Vehicles, Inc.

Date: May 8, 2023	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President